UNITED STATES
SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

SEVERN BANCORP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81811M100
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X ] Rule 13d-1(d)

1. Name of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Melvin E. Meekins, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

 3. SEC Use Only

 4. Citizenship or Place of Organization
United States of America

   5. Sole Voting Power:   207,058 1

Number of
Shares                6. Shared Voting Power:   358,001 2  3
Beneficially
Owned by    7. Sole Dispositive Power:  98,555
Each
Reporting           8. Shared Dispositive Power:   358,0012  3
Person With

 9. Aggregate Amount Beneficially Owned by Each Reporting Person
             565,059

 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
NONE

 11. Percent of Class Represented by Amount in Row (9)
6.2% 4

 12. Type of Reporting Person (See Instructions)
           IN

1 Includes 108,503 shares allocated to Mr. Meekins as a participant in the Company’s ESOP, with respect to which Mr. Meekins can direct the voting of such shares.
2 Includes 9,448 shares held by the ESOP, for which Mr. Meekins is a co-trustee, which were not allocated to the accounts of participants as of December 31, 2006.
3  Includes 348,553 shares jointly owned by Melvin E. Meekins, Jr. and his wife.
4  Based on 9,150,850 shares outstanding as of December 31, 2006.
NOTE: All amounts reflect a 10% stock dividend declared February 21, 2006 to shareholders of record as of March 28, 2006.

Item 1.  (a) Severn Bancorp, Inc.
(b) 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401

Item 2.  (a) Melvin E. Meekins, Jr.
(b) 200 Westgate Circle, Suite 200, Annapolis, Maryland 21401
(c) Maryland
(d) Common
(e) 81811M100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

Item 4.  Ownership

(a) 565,059
(b) 6.2%
(c) (i) 207,058
(ii) 358,001
(iii)  98,555
(iv) 358,001

For more information, see the response to 5, 6, 7, 8, 9, and 11 on Page 2.

Item 5. Ownership of Five Percent or Less of a Class
      Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
      Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding company or Control Person.
Not Applicable

Item 8. Identification and Classification of Members of the Group
Not Applicable

Item 9. Notice of Dissolution of Group
Not Applicable

Item 10. Certification
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2007
Date

Melvin E. Meekins, Jr.